September 24, 2009

By Edgar and Overnight Delivery

United States Securities and Exchange Commission
100 F Street, NE, Mail Stop 4631
Washington, DC 20549-3628
Attn:   H. Christopher Owings

            Assistant Director
            Division of Corporation Finance

Re:	Health Grades, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 16, 2009 Definitive Proxy Statement on Schedule 14A Filed April 30, 2009 File No. 000-22019

Ladies and Gentlemen:

Health Grades, Inc. (the “Company”) submits this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in a letter dated September 11, 2009, to Kerry R. Hicks, Chief Executive Officer of the Company, regarding the Form 10-K for the fiscal year ended December 31, 2008 and the Definitive Proxy Statement on Schedule 14A, referenced above.

For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response.

Annual Report on Form 10-K

General

1.	Comment: Under the heading “Documents Incorporated by Reference,” please disclose any annual report to stockholders, proxy or information statement, or prospectus filed pursuant to 424(b) or (c) under the Securities Act that is incorporated by reference into the Form 10-K and identify the Part of the Form 10-K into which any such document is incorporated by reference.

Response: In future filings, we will disclose under the heading “Documents Incorporated by Reference” any annual report to stockholders, proxy or information statement, or prospectus filed pursuant to 424(b) or (c) under the Securities Act that is incorporated by reference into the Form 10-K. If applicable, our disclosure of “Documents Incorporated by Reference” will be amended in future filings to read substantially as follows:

“Part III incorporates certain information by reference from the registrant’s definitive proxy statement for the [2009] annual meeting of stockholders, which will be filed no later than 120 days after the close of the registrant’s fiscal year ended December 31, [2008].”

United States Securities and Exchange Commission
September 24, 2009

Exhibits

2.	Comment: With respect to Exhibit 2.1, please include an agreement to furnish us with any omitted schedule or exhibit upon request. Refer to Item 601(b)(2) of Regulation S-K.

Response: In future filings, with respect to Exhibit 2.1 or any other exhibit that is filed pursuant to Item 601(b)(2) of Regulation S-K, we will include an agreement to supplementally furnish the Commission upon request copies of any omitted schedules and exhibits.

3.	Comment: Please file the Internet Agreement between you and Fresenius Medical Care North America as an exhibit to your next Exchange Act report. Refer to Item 601(b)(10).

Response: We do not believe that the Internet Agreement between us and Fresenius Medical Care North America is required to be filed as it was entered into in the ordinary course of business and it was not material to our financial statements for the year ended December 31, 2008.

Definitive Proxy Statement on Schedule 14A

Certain Transactions, page 26

Review, Approval or Ratification of Transactions with Related Parties, page 30

4.	Comment: We note your disclosure that the Code of Conduct governs the procedures for approval of related party transactions. Please disclose these procedures. Refer to Item 404(b) of Regulation S-K.

Response: We will, in future filings, disclose in greater detail the specific standards and procedures used by the Audit Committee for the review, approval or ratification of related party transactions in accordance with the requirements of Item 404(b) of Regulation S-K. This will include disclosure substantially along the lines of the following:

Pursuant to our Code of Conduct, the Audit Committee must review and approve any “related party” transaction, as defined in Item 404(b) of Regulation S-K, before such transaction is consummated. Other than this broad procedure outlined in the Code of Conduct, we do not have written standards for the Audit Committee’s review and evaluation of potential related party transactions. However, the Audit Committee may consider any factors that it deems consistent with its fiduciary duties to stockholders, including whether such transaction is on terms no less favorable to us than those involving unrelated parties.

United States Securities and Exchange Commission
September 24, 2009

The Code of Conduct also contains a number of additional provisions regarding activities of related parties, including the following: (i) special ethics obligations for persons with financial reporting responsibilities; (ii) conflict of interest definition, prohibitions and examples; (iii) reporting and investigation process for suspected violations of Company policies; and (iv) compliance policies and procedures.

Audit and Related Fees, page 30

5.	Comment: You state that the audit committee may pre-approve audit and permitted non-audit services “pursuant to appropriate policies and procedures established by the Committee for the pre-approval of such services.” Please describe the policies and procedures established by the audit committee for the pre-approval of audit and non-audit services. Refer to Item 14 of Form 10-K.

Response: We have reviewed Rule 2-01(c)(7)(i) of Regulation S-X and Item 14 of Form 10-K, and we will, in future filings, provide additional disclosure regarding the policies and procedures established by the Audit Committee for the pre-approval of audit and non-audit services. This will include disclosure substantially along the lines of the following:

Our Audit Committee Charter provides that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service and fee is approved in advance by the Audit Committee. Pursuant to the Audit Committee Charter, the Audit Committee may establish appropriate policies and procedures for the pre-approval of such audit and non-audit services, including the delegation to one or more members of the Audit Committee the authority to approve any audit or non-audit services to be provided to us by our independent registered public accounting firm. Any approval of services by the member(s) of the Audit Committee pursuant to this delegated authority must be reported on at the next meeting of the Audit Committee.

* * * *

In connection with our response to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
September 24, 2009

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 716-0041. Thank you again for your time and consideration.

Very truly yours,

/s/ Allen Dodge
Allen Dodge
Executive Vice President and Chief Financial Officer